UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1


                                Columbia Bancorp
                                (Name of Issuer)


                    Common Stock (par value $0.01 per share)
                         (Title of Class of Securities)


                                    197227101
                                 (CUSIP Number)



                              John A. Scaldara, Jr.
                                Columbia Bancorp
                          10480 Little Patuxent Parkway
                            Columbia, Maryland 21044
                                 (410) 465-4800

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 10, 1999
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             (Date of Event which Requires Filing of this Statement)



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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

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CUSIP Number:  197227101


(1)      NAME OF REPORTING PERSON:  John M. Bond, Jr.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |_|
                                                              (b)      |_|
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(3)      SEC USE ONLY

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 (4)     SOURCE OF FUNDS

         OO

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                |_|

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------- ----------------------------------------------------
        NUMBER OF                    (7)      SOLE VOTING POWER
          SHARES                              116,185
                            ----------------------------------------------------
       BENEFICIALLY                  (8)      SHARED VOTING POWER
         OWNED BY                             112,367
                            ----------------------------------------------------
           EACH                      (9)      SOLE DISPOSITIVE POWER
        REPORTING                             116,185
                            ----------------------------------------------------
          PERSON                     (10)     SHARED DISPOSITIVE POWER
           WITH                               112,367
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         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   228,552

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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES |_|


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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.0%

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         (14)      TYPE OF REPORTING PERSON

                   IN
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                               Page 2 of 6 pages

Item 1.  Security and Issuer.


     This Amendment No. 1 amends and supplements the statement on Schedule 13D dated May 1997 (the "Statement") relating to the common stock, par value $0.01 per share ("Common Stock"), of Columbia Bancorp, a Maryland corporation (the "Issuer"), which has its principal executive offices at 10480 Little Patuxent Parkway, Columbia, Maryland 21044.

Item 2.  Identity and Background.

     (a) This Statement is being filed by John M. Bond, Jr.

     (b) The business address of Mr. Bond is Columbia Bancorp, 10480 Little Patuxent Parkway, Columbia, Maryland 21044.

     (c) Mr. Bond serves as President, Chief Executive Officer and Treasurer of the Issuer and The Columbia Bank, a wholly-owned subsidiary of the Issuer (the "Bank"), at the address stated above in Item 2(b).

     (d) During the last five years, Mr. Bond has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the last five years, Mr. Bond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bond is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.


     Mr. Bond has expended approximately $892,000 of his personal funds to purchase shares of Common Stock of the Issuer and has received securities of the Issuer as long term compensation for his service as President, Chief Executive Officer and Treasurer of the Issuer and the Bank. Mr. Bond is deemed beneficial owner of 48,192 shares of Common Stock of the Issuer as a result of his appointment as co-trustee and designation as a remainder beneficiary of a trust. He also may be deemed a beneficial owner of 64,175 shares of Common Stock of the Issuer held for the account of participants other than himself in the Issuer's 401(k) Plan and Trust; beneficial ownership of such shares is expressly disclaimed by Mr. Bond.



                               Page 3 of 6 pages

Item 4.  Purpose of Transaction.

     Mr. Bond has acquired the securities of the Issuer for investment purposes. Mr. Bond does not anticipate influencing any control over the Issuer as a result of his investment in securities of the Issuer. Any additional purchases of securities of the Issuer would be for the purpose of increasing Mr. Bond's investment in the Issuer.

     Except as set forth above, Mr. Bond does not have, as of the date hereof, any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, Mr. Bond reserves the right to change his present intentions with respect to the matters described in this paragraph.

Item 5.  Interest in Securities of the Issuer.

     According to information received from the Issuer, as of the date hereof, approximately 4,537,420 shares of Common Stock of the Issuer are issued and outstanding (the "Outstanding Shares"). Mr. Bond has the sole power to vote and dispose of 116,385 shares of Common Stock of the Issuer and has shared power to vote and dispose of 112,367 shares of Common Stock of the Issuer. For purposes of Rule 13d-3 under the Exchange Act, Mr. Bond may be deemed to own beneficially approximately 5.0% of the Outstanding Shares.

     For the period sixty days prior to February 10, 1999 and through the signature date, three transactions in the Common Stock were effected. On December 28, 1998, Mr. Bond effected the exercise of 418 nonqualified stock options at $4.55/share held by the John M. Bond, Sr. Trust for which Mr. Bond is a co-trustee and remainder beneficiary. On February 1, 1999, Mr. Bond purchased 200 shares at $16.25/share, of which 100 shares were immediately gifted to his son and no further beneficial ownership is held by Mr. Bond in these shares; Mr. Bond is the beneficial owner of the remaining 100 shares. Lastly, on April 27, 1999, Mr. Bond effected the exercise of 726 nonqualified stock options at $6.82/share held by the John M. Bond, Sr. Trust for which Mr. Bond is a co-trustee and remainder beneficiary.



                               Page 4 of 6 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth herein, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bond and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

     None.




































                               Page 5 of 6 pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 6, 1999



                                     /s/ John M. Bond, Jr.
                                     -----------------------------------------
                                     John M. Bond, Jr.






















































                               Page 6 of 6 pages